Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, July 16, 2021 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market that on July 26, 2021 (“Redemption Date”), its wholly owned subsidiary Fibria Overseas Finance Ltd. (“FOF”) will exercise its right to redeem all of the outstanding aggregate principal amount of its 5.250% Notes due 2024 (FBR/24) (CUSIP 31572UAE6; ISIN US31572UAE64) (“2024 Notes”) currently outstanding, in the total aggregate principal amount of US$352,793,000, pursuant to the terms and conditions of the indenture, dated as of May 12, 2014, as supplemented by the first supplemental indenture dated as of May 12, 2014, among the Issuer, the Guarantor, and Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent and transfer agent (the “Indenture”). Capitalized terms used herein and not otherwise defined herein shall have the meanings specified in the Indenture.

Pursuant to the Indenture, FOF will redeem the 2024 Notes at a redemption price (the “Redemption Price”) equal to the greater of (a) 100.0% of the principal amount thereof, and (b) the sum of the present values of each remaining scheduled payment of principal and interest thereon (inclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the treasury rate plus 0.40%, plus in the case of item (a) only, accrued and unpaid interest on the principal amount of the 2024 Notes to the Redemption Date (the “Make-Whole Amount”), plus in each case any accrued and unpaid interest and Additional Amounts, if any, on such Securities to the Redemption Date, as calculated by the Independent Investment Banker.

On the Redemption Date, the Redemption Price will become due and payable. Interest on the 2024 Notes will cease to accrue on and after the Redemption Date. Upon the redemption, the 2024 Notes will cease to be listed on the New York Stock Exchange and the 2024 Notes and the related guarantee by the Guarantor will be cancelled and any obligation thereunder extinguished. Payment of the Redemption Price, plus accrued interest, will be made upon presentation and surrender of the 2024 Notes at the principal payment office of the Trustee by mail or overnight courier at DB Services Americas, Inc., 5022 Gate Parkway Suite 200, MS JCK01-0218 Jacksonville, FL 32256. For Information, call 1-800-735-7777.

FOF notified on this date the holders of the 2024 Notes of its intention to redeem all the outstanding 2024 Notes and pay the Redemption Price calculated in accordance with the terms of the Indenture. This Notice to the Market shall not be considered as a notice of redemption of the 2024 Notes.

The operations mentioned in this document are inserted in the Company’s liability management strategy. Lastly, Suzano reiterates its commitment with transparency with its investors.

São Paulo, July 16, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer